18f-3 Multiple Class Plan

Addendum to Exhibit II

Calvert Social Investment Fund
Calvert Aggressive Allocation Fund
Class A

Maximum	Maximum
Front-End	12b-1 Fee
Sales Charge

4.75%	0.35%

Class B

	Contingent Deferred Sales Charge	Maximum 12b-1 Fee

Shares held less than one year after purchase	5%	1.00%
More than one year but less than two	4%
More than two years but less than three	4%
More than three years but less than four	3%
More than four years but less than five	2%
More than five years but less than six	1%
Converts to Class A after eight years

Class C

Contingent	Maximum
Deferred	12b-1 Fee
Sales Charge

1.00%	1.00%
(if redeemed within one
year of purchase)

Date: June 7, 2005